14049147

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-67553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raptor Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Shore Center, 12 Federal Street, 2nd Floor
(No. and Street)

Pittsburgh (City) PA (State) 15212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig A. Wolfanger 412-281-1101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Wolfanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raptor Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Briana A. Hallett, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 24, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Craig A. Wolfanger
Signature

President
Title

Briana A. Hallett
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPTOR PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Lally & Co.

CPAs and Business Advisors

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Member
Raptor Partners LLC
Pittsburgh, Pennsylvania

We have audited the accompanying financial statement of **Raptor Partners LLC** (the "Company"), which is comprised of the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Raptor Partners LLC** as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Lally & Co., LLC

February 25, 2014

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$	569,868
Accounts Receivable		27,654
Prepaid Expenses and Other Assets		23,210
Securities Owned - Not Readily Marketable		50,000
Cash - Restricted		35,000
Property and Equipment - At Cost, Less Accumulated Depreciation of Approximately $234,300		17,035
Total Assets	$	722,767

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	16,078
Member's Equity		706,689
Total Liabilities and Member's Equity	$	722,767

The accompanying notes are an integral part of this financial statement.

RAPTOR PARTNERS LLC
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION

Raptor Partners LLC was organized in 2006, as a limited liability company, under the laws of the Commonwealth of Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. As a limited liability company, a member is not liable for obligations of the Company.

The Company began operations in 2007 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide advisory services on mergers, acquisitions, capital structure, and private financing.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards codification ("ASC").

Use of Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents

The Company maintains balances on deposit with banks in southwestern Pennsylvania. The accounts maintained at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At certain times during the year, the Company's cash balance may exceed those limits. The Company has not experienced any losses associated with these accounts.

Cash - Restricted

The Company has pledged certain of its cash as collateral pursuant to the requirements of the Company's office space lease agreement.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company extends credit to its customers and generally does not require collateral. In the opinion of management, all receivables are fully collectible, and therefore no allowance for doubtful accounts is required as of December 31, 2013.

Property and Equipment

The Company's policy is to record property and equipment at cost. Depreciation is recorded using both straight-line and accelerated methods over the estimated useful lives of the assets ranging from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized and depreciated over the remaining estimated useful life of the asset.

Revenue Recognition

The Company recognizes advisory fee revenue as professional services are performed, or upon the occurrence of a specified triggering event.

Income Taxes

The Company is a limited liability company and is not subject to income taxes. Accordingly, taxes are the responsibility of the member, and are calculated according to their individual income circumstances.

The Company follows the guidance of the FASB ASC topic on Accounting for Uncertain Tax Positions. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Subsequent Events Evaluation

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2013 and through February 25, 2014, the date the financial statements were issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

3 - FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2013.

Equity securities are valued at management's estimate.

3 - FAIR VALUE (CONTINUED)

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ -	$ -	$ 50,000	$ 50,000

There were no transfers between Level 1 and Level 2 during the years.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2013.

	Balance January 1, 2013	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2013
Equity Securities	$ 50,000	$ -	$ -	$ 50,000

4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Vehicle	$ 84,375
Furniture and Fixtures	75,430
Office Equipment	91,486
	251,291
Accumulated Depreciation	(234,256)
	$ 17,035

5 - EMPLOYEE BENEFIT PLANS

The Company sponsors a SIMPLE IRA Plan benefiting substantially all employees, as defined. Employees are eligible to participate if they are expected to receive compensation in excess of a predetermined amount for the current year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - LEASING ARRANGEMENTS

The Company leases office space under a long-term agreement expiring in May 2016. In addition, the Company leases office equipment under several short-term operating lease agreements. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. The agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal.

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2013, for each of the next three years and in total are:

Year Ending December 31,	
2014	$ 66,900
2015	68,300
2016	22,900
	$ 158,100

7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2013, the Company's net capital under the uniform net capital rule was approximately $553,800 which exceeded the minimum capital requirements by approximately $548,800. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .029 to 1.

8 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.